ALSTON&BIRD LLP

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Atlanta, Georgia 30309-3424

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www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

November 30, 2007

VIA EDGAR AND FACSIMILE

Mr. Michael McTiernan, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Paladin Realty Income Properties, Inc.
Post-Effective Amendment to Form S-11
Registration No. 333-113863
Filed on November 20, 2007

Dear Mr. McTiernan:

This letter sets forth the responses of our client, Paladin Realty Income Properties, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated November 28, 2007 regarding Post-Effective Amendment No. 6 to the Issuer’s registration statement on Form S-11, filed with the Commission on November 20, 2007 (the “Registration Statement”). The Issuer has today filed Supplement No. 6 to the Prospectus (“Supplement No. 6”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response.

1. Comment: Please revise the supplement to include an updated risk factor regarding the source of your dividends paid to date and the accumulation of deferred expenses that may be paid to your sponsor in the future. The risk factor should address the dilutive impact on new investors and the impact such payments will have on your ability to pay dividends in the future.

Response: The Issuer has included the requested disclosure in Supplement No. 6.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Mr. Michael McTiernan, Special Counsel

November 30, 2007

2. Comment: The next time you update and re-print the base prospectus, please remove the reference at the bottom of the prospectus cover page to the broker-dealer as this suggests the offering is being done on a firm commitment basis.

Response: Although the Issuer does not currently intend to re-print the base prospectus prior to the termination of the offering, if the Issuer does re-print the base prospectus, the Issuer will remove the reference at the bottom of the prospectus cover page to the dealer manager for the offering.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7364.

Sincerely,

Lesley H. Solomon

Enclosures

cc:	Mr. Michael B. Lenard
Mr. John A. Gerson
Ms. Whitney A. Greaves